Exhibit 99.2

                                                    Press Release

Total and Sempra Energy sign Memorandum of Understanding for Development of North American LNG Export Projects

SAN DIEGO and PARIS, November 5, 2018 - Sempra Energy (NYSE: SRE) and Total S.A. (NYSE: TOT) today announced that they have entered into a Memorandum of Understanding (MOU) that provides the framework for cooperation in the development of North American liquefied natural gas (LNG) export projects. The scope of MOU covers continuing the development of the Cameron LNG liquefaction-export project in Louisiana and Energía Costa Azul (ECA) liquefaction-export project in Baja California, Mexico.

The MOU between Sempra Energy and Total contemplates Total potentially contracting for approximately up to 9 million tonnes per annum (Mtpa) of LNG offtake across Sempra Energy’s LNG export development projects on the U.S. Gulf Coast and West Coast of North America, specifically Cameron LNG Phase 2 and Energia Costa Azul (ECA) LNG. Total, which is already a partner of Cameron LNG joint venture with a 16.6% stake, also may acquire an equity interest in ECA LNG.

"The U.S. is increasing its global leadership position in the production of oil and natural gas”, said Jeffrey W. Martin, CEO of Sempra Energy. “In large measure, the next step in fulfilling our country’s energy potential is the development of critical export infrastructure for LNG. Sempra Energy has a long-term goal of developing more than 45 Mtpa of LNG export capacity in North America. That is why our relationship with Total is so important. We plan to leverage the competitive strengths of both companies to accelerate development of North American LNG exports to global markets.”

“This relationship with Sempra Energy will support our goal of building a diverse portfolio of LNG supply options that offers our customers flexibility, reliability and low-cost North American natural gas,” said Patrick Pouyanné, chairman and CEO of Total S.A. “We are pleased to collaborate with Sempra Energy and the other Cameron LNG co-owners to extend the Cameron LNG project and to further enhance its competitiveness, but also participate in the development of export capacity on the West Coast of Mexico, which will benefit from synergies with existing infrastructure and from a significant shipping cost advantage for customers in Asia.”

The $10 billion Phase 1 of the Cameron LNG joint-venture liquefaction-export project includes three liquefaction trains with approximately 14 Mtpa of export capacity under construction in Louisiana. Commissioning of the first train is now under way and all three trains are expected to be producing LNG in 2019. Phase 2 of the Cameron LNG project, previously authorized by FERC and being developed jointly by the Cameron LNG co-owners, encompasses up to two additional liquefaction trains and up to two additional LNG storage tanks with approximately 9 Mtpa of capacity.

ECA Phase 1 is a one-train facility with an expected total export capacity of 2.5 Mtpa, utilizing the existing LNG receipt terminal’s tanks, loading arms and berth. ECA Phase 2 is expected to have additional export capacity of 12 Mtpa of LNG. The ECA project is located in Baja California, Mexico and will be supplied with natural gas from the United States.

Development of LNG export facilities is subject to a number of risks and uncertainties, including obtaining binding customer commitments, required regulatory approvals and permits, securing financing, completing the required commercial agreements and other factors, as well as reaching a final investment decision. The ultimate participation by Total remains subject to finalization of definitive agreements, among other factors.

About Sempra Energy

In addition to the Cameron LNG project and ECA Phase 1 and 2, Sempra Energy is also developing the Port Arthur LNG liquefaction-export project in Texas, a facility with two liquefaction trains capable of producing 11 Mpta of LNG.

Sempra Energy owns and operates natural gas and electric distribution utilities and is a major developer of North American energy infrastructure.

Sempra Energy, a San Diego-based energy services holding company with 2017 revenues of more than $11 billion, is the utility holding company with the largest U.S. customer base. The Sempra Energy companies' approximately 20,000 employees serve more than 40 million consumers worldwide.

About Total

Total is the second largest publicly traded LNG player in the world and a shareholder in 12 liquefaction facilities that currently generate 25 percent of global LNG output.

With a portfolio of 15.6 Mtpa of LNG managed in 2017, Total is one of the world’s leading players in the sector, with solid and diversified positions across the LNG value chain. Through its stakes in liquefaction plants located in Qatar, Nigeria, Russia, Norway, Oman, the United Arab Emirates, the United States, Australia, Angola and Yemen, the Group sells LNG in all global markets. Following the acquisition of Engie’s LNG business, Total became the second-largest private global LNG player among the majors, with an overall LNG portfolio of around 40 Mtpa by 2020 and a worldwide market share of 10 percent. LNG development is a key element of the Group strategy, which is strengthening its upstream positions in the major production regions with projects in Russia, the Middle East, the U.S. and Australasia, as well as its downstream positions in all markets.

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Sempra Energy contacts

Media Relations: (877) 340-8875 l Doug Kline

Investor Relations: (877) 736-7727 l Patrick Billings l investor@sempra.com

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.